SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of September 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                    RYANAIR'S CARRIES 100 MILLION PASSENGERS
                   RYANAIR GIVES AWAY EUR100,000! - GUARANTEED!

Before the end of 2004, Ryanair, Europe's No.1 low fares airline will carry its 100 millionth passenger since first flying in 1985. To celebrate, one lucky passenger will walk away with EUR100,000 - GUARANTEED! Passengers who book a return flight on Ryanair.com between 30th September - 30th November 2004, for travel between 1st October - 21st December 2004 will be entered into a draw to win a cool and guaranteed EUR100,000!

Announcing this EUR100,000 giveaway to mark Ryanair's 100 million passengers Ryanair's CEO, Michael O'Leary said:

        "Ryanair is not only Europe's No. 1 for lowest fares, but we carry more low fare passengers than any other airline in Europe! In the last 20 years, 100 million passengers have saved over EUR10 billion (on the high fares charged by other airlines) by flying with Ryanair.

        "To celebrate our 100 million passengers, someone will win EUR100,000 - GUARANTEED. We would urge passengers to get booking immediately - it could be you flying high with EUR100,000 from Ryanair, Europe's 100 M passenger airline".

Booking period: 30th Sept - 30th Nov 2004.

Travel period:1st October - 21st December 2004.

Terms and conditions apply - see www.ryanair.com for full details

Ends:                          Wednesday, 29th September 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  29 September 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director